OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NATIONSHEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

63860C100

(Cusip Number)

GRH Holdings, L.L.C.
6701 Nob Hill Road
Tamarac, Florida 33321

with a copy to:

Charles E. Muller II, Esq.
Muller & Lebensburger
7385 Galloway Road, Suite 200
Miami, FL 33173
Tel. (305) 670-6770

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63860C100			Page 2 of 9

1.	Name of Reporting Person: GRH Holdings, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): IRS No. 80-0095013

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,612,433 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,612,433 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,612,433 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.44%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63860C100			Page 3 of 9

1.	Name of Reporting Person: Viaura Holdings, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,612,433 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,612,433 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,612,433 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.44%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63860C100			Page 4 of 9

1.	Name of Reporting Person: Viaura, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,612,433 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,612,433 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,612,433 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.44%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 63860C100			Page 5 of 9

1.	Name of Reporting Person: Michael Gusky		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,612,433 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,612,433 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,612,433 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.44%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 63860C100			Page 6 of 9

1.	Name of Reporting Person: Robin Gusky		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,612,433 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,612,433 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,612,433 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.44%

14.	Type of Reporting Person (See Instructions): IN

     THIS SCHEDULE 13D is filed by GRH Holdings, L.L.C. (the “Reporting Person” or “GRH”). This filing shall serve to amend the Schedule 13D filed by the Reporting Person on September 10, 2004.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following information at the conclusion of the Section:

     The Incentive Plan

     On December 30, 2004, GRH transferred 765,332 shares of the Corporation’s common stock to fund in part a stock bonus plan and trust (the “Incentive Plan”) for the benefit of select key employees and consultants of the Corporation.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) and (b) GRH is the owner, with shared dispositive and voting power, of 5,612,433 shares of Common Stock, which represents approximately 21.44% of the shares of Common Stock outstanding as of December 31, 2004.

     Viaura Holdings is currently the beneficial owner, with shared dispositive and voting power, of 5,612,433 shares of Common Stock, which represents approximately 21.44% of the shares of Common Stock outstanding as of December 31, 2004.

     Viaura is currently the beneficial owner, with shared dispositive and voting power, of 5,612,433 shares of Common Stock, which represents approximately 21.44% of the shares of Common Stock outstanding as of December 31, 2004.

     Michael Gusky and Robin Gusky, husband and wife, are currently the beneficial owners, with shared dispositive and voting power, of 5,612,433 shares of Common Stock, which represents approximately 21.44% of the shares of Common Stock outstanding as of December 31, 2004.

     The calculation of the foregoing percentages is based on the fact that there are 26,174,800 shares of Common Stock issued and outstanding as of December 31, 2004.

     Other than as set forth above, no shares of Common Stock are owned by any of the Reporting Persons.

     (c) The Corporation has informed GRH that the Incentive Plan was established on December 30, 2004 as described in item 4 above, which description is incorporated herein by reference.

     (d) None.

     (e) Not applicable.

7

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following information to the conclusion of the Section:

     The Corporation has informed GRH that the Incentive Plan was established on December 30, 2004 as described in item 4 above, which description is incorporated herein by reference.

     Except as set forth herein, none of the Reporting Persons has any entered into any contracts, arrangements, understandings or relationships required to be described in Item 6 of Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

None

8

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2005

GRH HOLDINGS, L.L.C.
By:	Viaura Holdings, Ltd.
its managing member

By:	Viaura, Inc.,
its general partner

By:	/s/ Michael Gusky

	Name:	Michael Gusky
	Title:	President

VIAURA HOLDINGS, LTD.
By:	Viaura, Inc.,
its general partner

By:	/s/ Michael Gusky

	Name:	Michael Gusky
	Title:	President

VIAURA, INC.
By:	/s/ Michael Gusky

	Name:	Michael Gusky
	Title:	President

/s/ Michael Gusky

Michael Gusky

/s/ Robin Gusky

Robin Gusky

9